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                            December 19, 2022

       Kevin A. Nowlan
       Executive Vice President and Chief Financial Officer
       BorgWarner Inc.
       3850 Hamlin Road
       Auburn Hills, Michigan 48326

                                                        Re: BorgWarner Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-12162

       Dear Kevin A. Nowlan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                         After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 36

   1.                                                   Please expand your
discussion of your result of operations to provide a more
                                                        comprehensive and
quantified discussion and analysis of the factors that impacted your results between
comparative periods. Please revise your future annual and quarterly filings to provide the
following:

                                                              Expand your
discussion of net sales to quantify how much of the increase in net sales was due to changes
in volume, changes in selling prices and changes in product mix.
                                                            Please also discuss
and quantify the impact of market demand and favorable pricing including the
impact of the recovery of global markets from the negative effects of
                                                            COVID-19 on 2020
production. Given your increase of 46% in net sales from the year ended December
31, 2020, please quantify and explain how your supply chain
 Kevin A. Nowlan
BorgWarner Inc.
December 19, 2022
Page 2
              constraints negatively impacted your net sales from period to period;

                Expand your discussion of gross profit to quantify the impact of the business factors that affected your gross profit including the impact of your higher warranty provision and increases in commodity and other costs. Please consider discussing the impact of product mix and raw material pricing and details of other costs that impacted your gross profit;

                Please enhance your disclosure throughout your MD&A to quantify the business reasons for the changes between periods in the significant line items of your statements of income. Please also enhance your disclosure to quantify the majority of the change in your significant line items, including the impact of offsetting factors where applicable. For example, selling, general and administrative expenses increased by $509.0 million from $951.0 million in 2020 to $1,460.0 million in 2021, however you have only quantified the increase of $200 million related to the acquisition of Delphi Technologies; and

                We note that you discussed the impact of inflation in greater detail in your earnings call for the quarterly period ended September 30, 2022. Please revise your discussion to describe and quantify how inflation has affected your revenues, costs and margins, explaining the relative effect of each. This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for
              guidance.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Ernest Greene at
202-551-
3733 with any questions.



FirstName LastNameKevin A. Nowlan                              Sincerely,
Comapany NameBorgWarner Inc.
                                                               Division of
Corporation Finance
December 19, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName